UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Investigation into the Discontinued Operations of Borqs Technolgies, Inc. (the “Company”), Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel”), the MVNO Business Unit (“Yuantel Investigation”)

On September 11, 2019, the Yunnan Public Security Bureau (the “Bureau”) detained the president, one employee and one former employee of Yuantel, the MVNO business unit that the Company is in the process of selling, for questioning. Under applicable PRC laws, the Bureau has the authority to detain an individual for investigation for up to the standard procedural period of 5 weeks without filing charges. Officers of the Bureau also took copies of contracts between Yuantel and Shandong Yafeida Information Technology Co., Ltd. (“Yafeida”) and a copy of Yuantel’s accounting records.

According to an article published online in China on June 10, 2019 by the Economic Report, four persons from the management of Yafeida had been arrested and accused of fraudulent activities, and no further details have been released as of the date hereof. Yafeida purchases SIM cards from Yuantel and other MVNOs and mobile operators in China.

No charges have been made against the president or any employee of Yuantel. The Company will cooperate with the Bureau in connection with this proceeding. The operations of Yuantel and the Company are continuing as in the past. There have been no other details released by the Bureau as of the date of this report.

Change of auditor

The Company is in the process of selling Yuantel, which is anticipated to be completed by the end of the year 2019. Due to this proposed transaction, the Company’s financial statements for the year ended December 31, 2018 and prior years for comparison purposes, will be presented with the MVNO BU as discontinued operations.

On September 24, 2019 (the “Effective Date”), the Company dismissed Ernst & Young Hua Ming LLP (“EY”) as the Company’s independent registered public accounting firm, effective immediately. The decision to dismiss EY was approved by our Audit Committee on September 24, 2019.

EY previously issued reports on the Company’s consolidated financial statements for the years ended December 31, 2016 and 2017. Such audit reports did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report on the Company’s financial statements for the fiscal year ended December 31, 2017 contained an explanatory paragraph expressing substantial doubt on the Company’s ability to continue as a going concern. EY has not yet issued its audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2018.

During the fiscal years ended December 31, 2016 and 2017 and through the Effective Date, there were (i) no disagreements between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference thereto in their reports on the consolidated financial statements for such years, and (ii) no reportable events as that term is defined in Item 16F (a)(1)(v) of Form 20-F, except that:

(i)	As of the date of EY’s dismissal, the Yuantel Investigation is ongoing, which upon further investigation, may materially impact the fairness or reliability of EY’s previously issued audit reports for the years ended December 31, 2016 and 2017, or the Company’s consolidated financial statements to be issued for the year ended December 31, 2018; and
(ii)	As of December 31, 2016 the Company did not maintain effective internal controls over financial reporting due to the material weaknesses identified, including: (i) an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs; and (ii) insufficient controls to ensure that appropriate accruals were made for expenses. As of December 31, 2017, though the deficiencies relating to applicable controls over expense accruals were effectively remediated, the Company continued to identify a material weakness relating to hiring sufficient U.S. GAAP and SEC reporting qualified accounting personnel, which it was unable to fully remediate.

As of the filing of this report, the Company is in the process of selecting another firm as its independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: September 24, 2019	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

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